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EXHIBIT 12

                         ADVANTA CORP. AND SUBSIDIARIES
         CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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                                                           THREE MONTHS ENDED              SIX MONTHS ENDED
($ IN THOUSANDS)                                                 JUNE 30,                       JUNE 30,
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                                                            2004           2003            2004             2003
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
Income from continuing operations                       $10,832          $ 6,281        $20,271          $12,186
Income tax expense                                        7,071            3,932         13,234            7,628
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Earnings before income taxes                             17,903           10,213         33,505           19,814
Fixed charges:
  Interest on debt, deposits and other borrowings         8,556           13,111         17,798           24,382
  Interest on subordinated debt
    payable to preferred securities
    trust(2)                                              2,290                0          4,579                0
  One-third of all rentals                                  408              664          1,042            1,304
  Preferred stock dividend of
    subsidiary trust(2)                                       0            2,248              0            4,495
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  Total fixed charges                                    11,254           16,023         23,419           30,181
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Earnings before income taxes and
  fixed charges                                         $29,157          $26,236        $56,924          $49,995
Ratio of earnings to fixed charges(1)                      2.59 x           1.64 x         2.43 x           1.66 x
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(1)     For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(2) Our adoption of FIN 46, as revised, resulted in the deconsolidation of the subsidiary trust that issued our trust preferred securities effective December 31, 2003. As a result of the deconsolidation of that trust, the consolidated income statement includes interest expense on subordinated debt payable to preferred securities trust beginning January 1, 2004, as compared to periods through December 31, 2003 that included payments on the trust preferred securities classified as minority interest in income of consolidated subsidiary.